LOCKEDBRANDS, LLC

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND DECEMBER 31, 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
LockedBrands, LLC
Rockwall, Texas

We have reviewed the accompanying financial statements of LockedBrands, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of members' equity and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 24, 2020

LOCKEDBRANDS, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 103,856	$ 25,032
Inventory	122,460	-
Prepaid expenses and other current assets	5,897	-
Deposits	2,400	-
TOTAL CURRENT ASSETS	234,613	25,032
PROPERTY AND EQUIPMENT		
Property and equipment, net	36,730	-
OTHER ASSETS		
Intangible assets	191,664	192,404
	191,664	192,404
TOTAL ASSETS	$ 463,007	$ 217,436

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 7,350	$ 4,246
Accrued expenses	1,300	-
Customer deposits	-	23,718
Notes payable - related party	10,766	-
TOTAL CURRENT LIABILITIES	19,416	27,964
LONG-TERM LIABILITIES		
Note payable - related party	34,372	23,000
TOTAL LONG-TERM LIABILITIES	34,372	23,000
TOTAL LIABILITIES	53,788	50,964
MEMBERS' EQUITY		
Members' equity	409,219	166,472
TOTAL MEMBERS' EQUITY	409,219	166,472
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 463,007	$ 217,436

See independent accountant's review report and accompanying notes to financial statements.

LOCKEDBRANDS, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 26,392	$ -
COST OF GOODS SOLD	37,831	-
GROSS PROFIT	(11,439)	-
OPERATING EXPENSES		
Advertising and promotions	18,467	-
Cloud services	18,149	-
Contracted services	121,871	-
Depreciation and amortization expense	10,254	
General and administrative	28,111	-
Insurance expense	2,349	-
Legal and professional fees	35,166	-
Organizational expenses	1,882	-
Rent and utilities	26,882	-
Travel	5,612	-
TOTAL OPERATING EXPENSES	268,743	-
NET OPERATING INCOME	(280,182)	-
OTHER INCOME/(EXPENSES)		
Interest income	10	-
Interest expense	(1,609)	-
TOTAL OTHER INCOME/(EXPENSES)	(1,599)	-
NET INCOME (LOSS)	$ (281,781)	$ -

See independent accountant's review report and accompanying notes to financial statements.

LOCKEDBRANDS, LLC
STATEMENTS OF MEMBERS' EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	90,500	$ -	$ 90,500
Contributions	80,000		$ 80,000
Distributions	(4,028)		$ (4,028)
Net income		-	$ -
ENDING BALANCE, DECEMBER 31, 2018	$ 166,472	$ -	$ 166,472
Contributions	575,000	-	$ 575,000
Distributions	(50,472)	-	$ (50,472)
Net income	-	(281,781)	$ (281,781)
ENDING BALANCE, DECEMBER 31, 2019	**$ 691,000**	**$ (281,781)**	**$ 409,219**

See independent accountant's review report and accompanying notes to financial statements.

LOCKEDBRANDS, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (281,781)	$ -
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	9,923	-
(Increase) decrease in assets:		
Inventory	(122,460)	-
Prepaid expenses and other current assets	(5,897)	
Deposits	(2,400)	-
Increase (decrease) in liabilities:		
Accounts payable	3,104	(365)
Customer deposits	(23,718)	23,718
Accrued expenses	1,300	-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(421,929)	23,353
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(45,913)	-
Cash used for intangible assets	-	(140,306)
CASH USED FOR FINANCING ACTIVITIES	(45,913)	(140,306)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	575,000	80,000
Distributions	(50,472)	(4,028)
Related Party Notes Payable	22,138	23,000
CASH PROVIDED BY INVESTING ACTIVITIES	546,666	98,972
NET INCREASE (DECREASE) IN CASH	78,824	(17,981)
CASH AT BEGINNING OF YEAR	25,032	43,013
CASH AT END OF YEAR	$ 103,856	$ 25,032
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 1,609	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
LockedBrands, LLC (the "Company") was originally incorporated in the State of Florida on January 30, 2017. On June 28, 2019, the Company incorporated in the State of Delaware and dissolved their LLC in the State of Florida. The Company has created a lockbox system for safeguarding personal belongings that integrates cutting edge, smart technology with modern design to make The Pillar as attractive as it is secure, practical and easy to use. They have an open API that supports the LockedBrands community to develop their own uses and application for The Pillar.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was $122,460 and nil, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of developmental costs and patents. Costs are amortized over the useful life of the patent. Amortization expense for the period ending December 31, 2019, and 2018, was $1,071 and nil, respectively.

1. <u>**Summary of Significant Accounting Policies (continued)**</u>

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. The Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018, the Company had recognized sales of $26,392 and nil, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:

Machinery and equipment	$ 45,913
	45,913
Less: Accumulated depreciation	9,183
Total	$ 36,730

4.   **Notes Payable – Related Party**

Related party debt consisted of the following at December 31, 2019:

Contract note payable; interest at 3.00% per annum, maturing in November 2023, annual payment of $12,143, non-collateralized.	$ 45,138
Less: Current portion of notes payable	10,766
Long term portion of notes payable	34,372

Maturity of the note payable is as follows:

December 31, 2020	$	10,766
December 31, 2021		11,098
December 31, 2022		11,435
December 31, 2023		11,839
	$	45,138

5.   **Subsequent Events**

During May 2020, the Company received an Economic Injury Diaster Loan from the SBA in the amount of $150,000. The loan carries a 3.75% APR with a 30-year payback period. Loan payments are deferred for the first year of the loan.

The Company has evaluated subsequent events through July 24, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.